Exhibit 99.(a)(1)(C)

[CONOR MEDSYSTEMS, INC. LETTERHEAD]

December 1, 2006

To Eligible Conor Medsystems, Inc. Option Holders:

As a result of recent changes to the Internal Revenue Code (the “Code”), the stock option grants you received from Conor Medsystems, Inc. (“Conor”) in 2003 and 2004 may now be considered to be out of compliance with Section 409A of the Code (“Section 409A”) and, as a result, may be subject to punitive tax treatment under Section 409A. Our offer to allow eligible employees to amend this stock option grant is designed to reduce your potential adverse tax consequences under Section 409A.

Section 409A was added to the Code by the American Jobs Creation Act of 2004. In September 2005, the U.S. Treasury Department and Internal Revenue Service issued proposed regulations under Section 409A. The proposed regulations covering Section 409A provide that stock options that vest after December 31, 2004 that were issued with an exercise price that is less than the related fair market value on the date of grant (meaning they were issued at a discount) generally result in deferred compensation that is not in compliance with Section 409A and will likely result in potentially unfavorable tax effects, including income recognition by you prior to exercise, an additional twenty percent (20%) tax, potential interest charges as well as applicable withholding and employment taxes.

Section 409A specifically applies to discounted stock options that vest on or after January 1, 2005 and are not exercised prior to January 1, 2006. However, only the portion of the discounted option grant that vests in or after 2005 are subject to Section 409A. The portion of a discounted option grant made prior to October 4, 2004 and that vested prior to January 1, 2005 is grandfathered under Section 409A as long as it is not materially modified and, as a result, is not subject to Section 409A.

Because a portion of the discounted option grant you received vests in, or after, calendar 2005, Conor is offering to amend your stock option grant. If you do not accept our offer to amend, you may face immediate income taxation on the full spread between your exercise price and the fair market value of Conor common stock at the time of vesting, regardless of whether you exercise the stock option at vesting, as well as a 20% additional tax, a potential interest penalty on the same amount of income as well as applicable withholding and employment taxes. These taxes and penalties may continue to apply to any increase in the spread for each year that you continue to have unexercised, discounted stock options. Because of these potential taxes and penalties, Conor is offering you the opportunity to amend your stock option grant such that we believe it will complies with or falls within an exemption under Section 409A.

Program participation is entirely voluntary, and although the Compensation Committee of our Board of Directors has approved this offer, we make no recommendation as to whether or not you should amend your stock option grant. Please note that several events could each cause the offer to be terminated, postponed or amended, including the occurrence of certain legal or regulatory actions, an event that requires the extension of the termination date beyond December 29, 2006, a material change in our business, and other events as described in the attached documents.

The enclosed documents provide a detailed description of the terms of the offer, the option holders who may participate, the conditions to amending your stock option grant, the risks involved with accepting the offer, and other important information. You should carefully read the enclosed materials and understand all aspects of the offer before deciding whether or not to participate. We also recommend that you consult with your personal tax and financial advisors before you make your participation decision. If you decide to participate, please follow the procedures outlined in the enclosed documents. Please note that this offer expires at 6:00 p.m., Pacific Time, on December 29, 2006 (unless otherwise extended) and your election document and any subsequent change(s) to that election must be received by Ruchita Singhal on or before that deadline.

As we continue on our mission to build a great company, we want to personally thank you all for your hard work, commitment and professionalism.

Sincerely,

Conor Medsystems, Inc.

Frank Litvack, M.D.

Chief Executive Officer